U Power Limited

2F, Zuoan 88 A, Lujiazui

Shanghai City

People’s Republic of China

VIA EDGAR

November 27, 2023

Mr. Alex King

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	U Power Limited
Registration Statement on Form F-1
File No. 333-275654

Dear Mr. King:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, U Power Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on November 29, 2023, or as soon thereafter as practicable.

Very truly yours,

U Power Limited

By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer and Chairman of the Board of Directors

cc.	Ying Li, Esq., Hunter Taubman Fischer & Li LLC